COASTAL PACIFIC ANNOUNCES SANTA RITA
LETTER OF INTENT

CALGARY, AB   October 26, 2010 -- Coastal Pacific Mining Corp. (OTCBB: CPMCF) ("Coastal Pacific” or the “Company"), is pleased to announce it has entered into a letter of intent with Mr. Hans Peter Flueck to enter into an option Agreement to earn a 50% interest in a group of claims known as the Santa Rita (“Property”).

The Property is situated in the District of Acobambilla, Province of Huancavelica, Department of Huancavelica, in the Republic of Peru; approximately 200 km southeast of Lima.

The claims are centered on Universal Transverse Mercator coordinate system, Provisional South American Datum 1956, zone 18L, 456480 meters East and 854570 meters north. The mineralization occurs within the Jumasha Formation on the west limb of an important anticlinal structure striking northwest. Normal faults parallel to the fold axis have developed on both limbs producing the rugged topography observed in the area. The Jumasha Formation comprises massive to thick-bedded sequence of limestone inter-bedded with minor dolomites. It is an important formation in central Peru where it hosts skarn deposits.

A 43-101 Technical Report exists which refers to several vein mineralizations characterized by elevated silver, lead and zinc content with averages of 290 g/t, 65% and 7% respectively.

Based on the engineering report, the Santa Rita has open pit potential with an excess of 1,300,000 tons of mineralization identified with a current potential value of over $350,000,000, based on approximately $500 per ton head grade. It has wide veins and a surface manto which are attractive features of the Property.  There is potential of a much larger manto underlying the one at surface, which could be immense in size.

Discussions with several accomplished geologists suggests that the existence of a much larger manto beneath the surface manto is quite likely, but further drilling would be required to confirm its existence.

Coastal Pacific’s letter of intent will be open for 21 days, during which time the NI43-101 compliant technical report and other available information will be reviewed, and an option agreement to earn in 50% of the Santa Rita group of claims would be completed.

Mr. Bucci, President of Coastal, says “This is exactly the type of asset that would serve to greatly enhance our portfolio, and has the potential to put the Company in positive cash flow in the near future, enhancing shareholder value.

About Coastal Pacific

Coastal Pacific activities are to explore, develop and mine gold and silver resources in North and South America. As its primary focus, Coastal Pacific will joint venture with companies having reserves to develop and produce. Currently the Company is in a joint venture agreement in Ontario, Canada.

Our philosophy is to participate with companies who are in the later stage of exploration and are ready for development. Gold and silver have been used as money for over 3,000 years. History has shown that in periods of market downturns gold and silver have proven to be a dependable hedge for investors against both inflation and any monetary crisis.

Coastal Pacific Mining Corp.
927 Drury Ave NE
Calgary, Alberta T2E 0M3
Web: www.coastalpacificminingcorp.com
For information: info@coastalpacificminingcorp.com

Contact:
Joesph Bucci, President
403.612.3001
joebucci@coastalpacificminingcorp.com

Cautionary note:

FORWARD-LOOKING STATEMENTS: “Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements relating to the company’s business activities and other statements in this press release are forward-looking statements within the meaning of the Securities Litigation Reform Act of 1995. Such statements are based on current expectations about the Company’s business. Words such as expects, anticipates, intends, plans, believes, estimates and similar words and expressions are intended to identify such forward-looking statements. These statements involve risks that are difficult to evaluate. Actual results can vary from descriptions herein due to many factors including changes in metal prices and business conditions; changes in laws and regulations; problems encountered in exploration and obtaining permits; changes in the competitive environment; technological advances; shortages of skilled workers, drill rigs and equipment; the need for additional capital and other risks listed in the Company’s Securities and Exchange Commission filings under "risk factors" and elsewhere. Forward-looking statements speak only as of the date they were made. The Company does not undertake any obligation to update forward-looking statements.